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                                                               Exhibit 20
NEWS RELEASE

                               THE HAIN FOOD GROUP
                           50 Charles Lindbergh Blvd.
                               Uniondale, NY 11553
                                   (516) 237-6200
                               Fax: (516) 237-6240


For Further Information
Please Contact:
Jack Kaufman, Chief Financial Officer           Roger Spencer/Philip Thomas
Hain Food Group                                 The P.L. Thomas Group
(516) 237-6200                                  (312) 906-8060

FOR IMMEDIATE  RELEASE

            THE HAIN FOOD GROUP, INC. ANNOUNCES VENTURE
                             WITH H.J. HEINZ COMPANY
                  RELATING TO CERTAIN WEIGHT WATCHERS PRODUCTS


      Uniondale, NY, March 3, 1997 -- The Hain Food Group, Inc. (Nasdaq:NOSH), announced an agreement with Weight Watchers Gourmet Food Company (a wholly owned subsidiary of H.J. Heinz Company) for the manufacture, marketing and sale of certain Weight Watchers dry and refrigerated food products. Sales of these products were approximately $17 million for the latest 12 month period. Terms were not disclosed, however, the Company did report that Heinz will share in operating profits of the products and Hain will issue warrants to Heinz to acquire up to 250,000 shares of Hain common stock at prices ranging from $7 to $9 per share, according to Irwin D. Simon, president and chief executive officer of Hain.

The agreement, which includes a license arrangement, provides that Hain will assume responsibility for the products which are sold in supermarkets and other food establishments throughout the U.S. and Puerto Rico. The line includes salad dressings, canned soups, sauces, cookies and snacks, grated cheese, mayonnaise and margarine. Subject to the completion of documentation, the transaction is expected to close on or about April 1, 1997. The initial license period is for five years, and is renewable under certain circumstances for additional five year periods.





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Simon  commented,  "We are  extremely  pleased  to have the  prestigious  Weight
Watchers name alongside Hain's other brand names. The Weight Watchers products included in the license arrangement are sold principally through the same
distribution   channels  as  the  Hain  brands,   and  are  often  displayed  in
supermarkets alongside other Hain products. The arrangement permits Hain to manage the Weight Watchers brand products along with their own. Weight Watchers Gourmet Food Company will then focus its efforts on its main businesses - frozen entrees, desserts and side dishes. These synergies were a principal reason that Heinz selected Hain as the licensee for the product line."

The Hain Food Group, headquartered in Uniondale, NY, is a specialty food company which has a product portfolio comprised of six key brands: Hain Pure Foods(TM), an all-natural food brand including rice cakes and other snack foods; Estee(TM) sugar-free and fructose-sweetened products; Hollywood(TM) safflower, canola, and peanut oils, mayonnaise and margarine; Kineret(TM) Kosher foods; Featherweight(TM) low-sodium foods; and Farm Foods(TM) frozen vegetarian products.

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